Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions)	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Income (loss) before income taxes and earnings from unconsolidated affiliates	$461	$94	$(6,991)	$(4,919)	$2,180
Fixed charges	2,377	2,118	1,474	1,487	1,395
Amortization of capitalized interest	35	34	34	31	27
Capitalized interest	(81)	(5)	(9)	(24)	(35)
Earnings from non-controlling interests	—	—	—	—	(3)
Earnings available for fixed charges	$2,792	$2,241	$(5,492)	$(3,425)	$3,564
Fixed charges:
Interest expense including capitalized interest	$1,433	$1,229	$686	$694	$591
Interest portion of rent expense (1)	944	889	788	793	804
Fixed charges	$2,377	$2,118	$1,474	$1,487	$1,395
Ratio of earnings to fixed charges (2)	1.17	1.06	—	—	2.55

(1)	The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.

(2)
Due primarily to T-Mobile’s non-cash impairment charges in the years ended December 31, 2012 and 2011, the ratio coverage was less than 1:1 in each of these periods. The Company would have needed to generate additional earnings of $7 billion and $5 billion in the year ended December 31, 2012 and 2011, respectively, to achieve a coverage of 1:1 in each of these periods.